Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 2054
United States of America
October 19, 2005

Re:	Converium Holding AG
Form 20-F for the fiscal year Ended December 31, 2004
File Number: 333-14106
Dear Mr. Rosenberg:
Thank you for your letter dated September 16, 2005, relating to your review of our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”).
As requested in your letter, the numbered paragraphs below correspond to the numbered comments set forth in your letter. For your convenience, we have reproduced each of the comments from your letter immediately before our response. We will also ensure that this letter of response is filed on EDGAR under the form label CORRESP, as requested.
Form 20-F for the year ended December 31, 2004
Item 4. Information on the Company
B. Business Overview
Our Business
Structured/finite, page 23
1.	We note from your disclosures that all of your operating segments offer structured/finite solutions. It is unclear from your filing what types of “solutions” you offer. As such please tell us supplementally the types of reinsurance protection offered (i.e. excess of loss or finite reinsurance), whether the protection is prospective or retrospective, how losses attach to your contracts and/or treaties and any other provisions in the contracts and/or treaties that are not usually included in a standard reinsurance contract. In addition please tell us the economic benefit that you are attempting to provide to the reinsurer. The intent of the comment is to first understand your business and then provide suggested disclosures that help provide greater transparency into your business.

Converium response:

We have historically offered structured/finite business solutions on a proportional and excess of loss basis, both prospectively and retrospectively.

The structured/finite products that we have offered have several features that differ from traditional reinsurance products. The following features were included in such structured/finite reinsurance products: (i) premium refunds based on actual loss experience; (ii) loss sharing provisions; (iii) additional premiums based on actual loss experience, (iv) sliding scale commission rates, (v) non-refundable reinsurer’s margins; and (vi) underwriting terms that limit the maximum aggregate exposure. Certain of these solutions have been provided on a funds withheld basis.

In terms of the economic benefit provided by these products we state on page 22 of the 2004 20-F filing, within the Business Overview section, that “Non-traditional reinsurance involves structured reinsurance solutions tailored to meet individual client’s strategic and financial objectives”. Also on page 22 we state that, “Often these reinsurance solutions provide reinsurance protection across a company’s entire insurance portfolio. Because of the constantly changing industry and regulatory framework, as well as the changing market demands facing insurance companies, the approaches utilized in structure/finite programs are constantly evolving and will continue to do so". On page 23, we further emphasize that, “We seek to provide client specific solutions". Accordingly we believe that we have emphasized that clients buy this type of product for reasons that are unique to their business, which may potentially include the need to provide reinsurance protection over multiple years or multiple lines of business on a prospective or retrospective basis as part of their risk management and capital management strategies.

We would also note that the importance of structured/finite business has declined over the last few years, particularly following our decision to put our North American operations into run-off. See the table on page 22 of the 2004 20-F filing and our response to comment (2) below.
Non-Life Operations
Standard Property & Casualty Reinsurance, page 25
2.	We note that your Structured/Finite line of business has loss ratios of 162.7%, 188.2% and 228.4% for the years ended December 31, 2004, 2003 and 2002, respectively. Due to the fact that the loss ratios for the line of business are significantly higher than your other lines of business, please disclose the reasons for the high loss ratios and any related known trends and/or uncertainties.

Converium response:

Please note that the loss ratio for structured/finite in the Standard Property & Casualty segment in respect of the 2002 year is 64.0% as stated in the table on page 25 of the 2004 20-F filing. The loss ratio for 2002 is in line with the loss ratios for the remainder of the lines of business within the Standard Property & Casualty segment.

The loss ratios for the 2004 and 2003 years have been impacted by the significantly reduced earned premium levels as compared to the 2002 year, coupled with loss reserve strengthening from prior underwriting years in a small number of North American client accounts. The loss reserve strengthening in 2004 was a direct result of the findings of the internal and external actuarial reviews conducted on the North American Standard Property & Casualty portfolio of business.

As stated on page 23 of the 2004 20-F filing, within the Business Overview section, “Some structured/finite markets are rating-sensitive and due to our recent downgrades we expect written premium volume in this area to reduce significantly". Additionally in view of the decision to put our North American operations into run-off we do not expect to write any structured/finite business in the North American marketplace, which has historically been the market with the strongest demand for this type of product in the Standard Property & Casualty segment.

Earned premiums for the structured/finite business within the Standard Property & Casualty Reinsurance segment were US$ 35.7 million, US$ 34.7 million and US$ 124.4 million for the years ended December 31, 2004, 2003 and 2002, respectively, which represents 2.3%, 2.1% and 8.9% of total net premiums earned for the segment during these years.

Losses for the structured/finite business within the Standard Property & Casualty Reinsurance segment were US$ 58.2 million, US$ 65.3 million and US$ 79.6 million, for the years ended December 31, 2004, 2003 and 2002, respectively, which represents 4.7%, 5.9% and 7.5% of total losses for the segment during these years.

In view of the relative size and declining importance of the structured/finite business to the financial performance of the Standard Property & Casualty segment, we believe that our disclosures in the 2004 20-F filing are adequate.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Critical Accounting Estimates
Non-life and loss adjustment reserves, page 56
3.	We believe your disclosure in Management’s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgements and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management’s Discussion and Analysis. Accordingly, please revise MD&A to include the following information for each of your lines of business.

a.	Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management’s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses. In addition include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

Converium response:

The reserving methodology followed by our actuaries does not derive aggregated loss reserve ranges. The essence of our process is that best estimates are derived at the contract level, using the most appropriate method as determined by the actuary. Such a process does not lend itself to the determination of aggregated ranges to the business segment or consolidated level as any accumulation would not be on a like-for-like basis and would not take account of diversification effects. We determine a best estimate as opposed to a range of estimates.

b.	If you do not calculate a range around your loss reserve, but instead use point estimates please include the following disclosures:
•	Disclose the various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.

•	Discuss how management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how the point estimate is used.
Converium response:
The following response addresses the first two bullet points of 3(b), regarding our reserving methodology and the determination of our point estimate. Our methodology does not determine multiple point estimates from which management determines the most appropriate point estimate.
In establishing loss reserves, we utilize an integrated, multi-disciplinary approach. After an initial analysis by reserving actuaries, preliminary results are shared with appropriate underwriters, pricing actuaries, claims and finance professionals and senior management. On page 56 of the 2004 20-F filing, within the Critical

Accounting Policies section, we describe our reserving process as follows:
“We estimate our loss and loss adjustment reserves on the basis of facts reported to us by ceding companies, and in conjunction with actuarial estimates and methodologies for instances where we have not received reports from ceding companies. Our estimates of losses and loss adjustment expenses are subject to assumptions reflecting economic and other factors such as inflation rates, changes in legislation, court rulings, case law and prevailing concepts of liability, which can change over time. In addition, if ceding company data is not provided to us on a timely basis, this could potentially impact the accuracy of our estimates.”
On page 36 of the 2004 20-F filing, within the Business Overview section, we state the following, “These IBNR reserves include estimated legal and other loss adjustment expenses. We calculate IBNR reserves by using generally accepted actuarial techniques. We utilize actuarial tools that rely on historical data and pricing information and statistical models as well as our pricing analyses. We revise reserves as additional information becomes available and as claims are reported and paid.”
Furthermore, on page 37 of the 2004 20-F filing, within the Business Overview section, we state, “Our reserving tool applies a number of standard actuarial reserving methods on a contract-by-contract basis. This allows us to calculate estimates of IBNR for each transaction based on its own characteristics. We aggregate the reserves indicated for each transaction to arrive at the total reserve requirement (“bottom-up approach”).”
We included the following more detailed, technical disclosure on pages 34 and 35 of our 2003 20-F filling.
“Every reinsurance contract is assigned to a reserving group referred to as a Reserve Equity Cell or REC. Each REC typically contains reinsurance contracts with identical or similar characteristics in respect to:
• underlying risk (e.g. line of business), geographic region or treaty type (i.e. proportional or non-proportional); and
• the time period at which losses are expected to be paid and reported (i.e. expected paid loss development factors and expected reported loss development factors).
“For each REC, expected paid loss development factors and expected reported loss development factors are derived from either:
• statistics developed by pricing actuaries, or
• actual paid loss and reported loss (of the reinsurance contracts assigned to a given REC) aggregated into underwriting year triangles.
“It is our policy to review regularly expected paid loss development factors and expected reported loss development factors for each REC.
“For each REC and underwriting year, ultimate losses are projected using the following five standard actuarial methods:
• Expected Loss Method (normally derived from pricing as described above)
• Paid Loss Bornhuetter Ferguson Method
• Incurred Loss Bornhuetter Ferguson Method
• Paid Loss Development Method
• Incurred Loss Development Method
“For each reinsurance contract within a given REC and underwriting year, one reserving method is selected based on professional actuarial judgment. Standard practice is to select the expected loss method for a relatively immature underwriting year (i.e. underwriting year and REC for which the expected reported loss as at the valuation period (e.g., December 31, 2003) is less than 50% of the ultimate loss that will eventually be reported) when the actual loss experience is not yet deemed credible. In addition, actual reported losses and expected reported losses are compared and in cases where the actual versus expected are materially different, the reserving actuary may (especially if the actual losses reported are higher than expected) either:
• select a different actuarial method (i.e. to be more responsive to actual loss experience)
• revise the expected loss (see expected loss / expected loss ratio above)
• revise the expected paid loss and / or expected reporting loss patterns
“The indicated ultimate loss is intended to represent the expected ultimate loss for the full exposure of each contract at the reserving date (e.g. December 31, 2003). Additional reserve provisions can be added for known losses (notified) that have not been recorded yet in our system.
“Typically the indicated ultimate loss for each contract is then adjusted by the ratio of base earned premium to ultimate base premium in order to calculate a reserve provision (IBNR) only to the exposed / expired portion of the reinsurance contract as of the reserving date. A base premium is a premium which excludes loss sensitive premium adjustments.
“In essence, for each REC and underwriting year we select best estimate of ultimate losses within a reasonable range. The range estimates are done at the REC level and are not aggregated to the business segment or consolidated level.”
We elected to abbreviate this information in 2004, as we did not consider that it added to a reader of the 20-F document’s understanding of our reserving approach. Accordingly, we believe our 2004 20-F disclosure appropriately discloses our methodology and processes. Therefore, we currently do not intend to re-insert this disclosure in our 2005 20-F filing. However, if the Staff believes that the more detailed, technical disclosure in our 2003 20-F filing is useful to a reader of the 20-F document, we would re-insert it in our 2005 20-F filing.
•	Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.
Converium response:

On page 56 of the 2004 20-F filing, within the Critical Accounting Policies section, we describe our reserving process as follows: “We estimate our loss and loss adjustment reserves on the basis of facts reported to us by ceding companies, and in conjunction with actuarial estimates and methodologies for instances where we have not received reports from ceding companies. Our estimates of losses and loss adjustment expenses are subject to assumptions reflecting economic and other factors such as inflation rates, changes in legislation, court rulings, case law and prevailing concepts of liability, which can change over time. In addition, if ceding company data is not provided to us on a timely basis, this could potentially impact the accuracy of our estimates.”

On page 8 of the 2004 20-F filing, within the Risk Factors section, we provide additional quantitative and narrative disclosure regarding changes in assumptions and their likely impact. “Loss reserves do not represent an exact calculation of liability, but rather are estimates of the expected cost of the ultimate settlement of losses. All of our loss reserve estimates are based on actuarial and statistical projections at a given time, facts and circumstances known at that time and estimates of trends in loss severity and other variable factors, including new concepts of liability and general economic conditions. Changes in these trends or other variable factors could result in claims in excess of our loss reserves.”

Furthermore, we go on to state on page 8 of the 2004 20-F filing, within the Risk Factors section that “As of December 31, 2004 we had $8,776.9 million of gross reserves and $7,641.5 million of net reserves for losses and loss adjustment expenses. If we underestimated these net reserves by 5%, this would have resulted in an additional $382.1 million of incurred losses and loss adjustment expenses, before income taxes, for the year ended December 31, 2004.” Given that the aggregation of ranges to the business segment or consolidated level are not derived, we believe that this disclosure, using a 5% variable, is meaningful. In addition, for an aggregated portfolio like ours, it would not be meaningful to conduct sensitivity analyses due to the complex, inter-relationships of the many variables.

While the text on page 8 is not contained within the Critical Accounting Policies disclosure of the Operating and Financial Review and Prospects section, we believe that our disclosure, as described above, is adequate given that the information is present elsewhere in the document. However, for ease of reference for a reader of the 20-F document, we intend to include certain of this information within the Critical Accounting Policies section of our 2005 20-F filing.

c.	Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves for all lines of business.

Converium response:

We have not disclosed separately IBNR from reported case reserves, neither in aggregate nor by line of business.

As a reinsurance company, we believe that this additional loss reserve split could potentially be misleading to a reader of the 20-F document. Cedents report case reserves to us on different bases (e.g. gross vs. net of salvage and subrogation recoverable, gross vs. net of cedent IBNR) and on different time frames. For us, as a reinsurance company, third-party information regarding reported case estimates derived from cedents is less precise than it would be if we were a direct insurer. We believe such a disclosure would be inappropriate and respectfully request you to reconsider your request.
4.	We note that you set your claim reserves for assumed reinsurance operations based upon information received from the cedent. As this appears to pose a potential for a higher degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves, please expand the disclosure in the critical accounting estimates section of MD&A related to this uncertainty. Also in this disclosure, please consider disclosing the following:
a.	Include in this disclosure the risks associated with making this estimate and the effects and expected effects this uncertainty has or will have on management’s judgments and assumptions in establishing the assumed loss reserve.

Converium response:

The risks associated with making the estimate for assumed loss reserves include, among other things, those uncertainties prevalent in making assumptions for long-tailed lines of business, the time lag in information reporting information by cedents and differing reserving methodologies among cedents.

On page 8 of the 2004 20-F filing, within the Risk Factors section, we state the following. “In addition, because we, like other reinsurers, do not separately evaluate each of the individual risks assumed under reinsurance treaties, we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that our ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded to us may not adequately compensate us for the risks we assume.”

Additionally on page 36 of the 2004 20-F filing, within the Business Overview section, we state the following: “The uncertainty inherent in loss estimation is particularly pronounced for long-tail lines such as umbrella, general and professional liability and motor liability, where information, such as required medical treatment and costs for bodily injury claims, will only emerge over time. In the overall reserve setting process, provisions for economic inflation and changes in the social and legal environment are considered. The uncertainty inherent in the reserving process for primary insurance companies is even greater for the reinsurer. This is because of, among other things, the time lag inherent in reporting information from the insurer to the reinsurer and differing reserving practices among ceding companies. As a result, actual losses and loss adjustment expenses may deviate, perhaps materially, from expected ultimate costs reflected in our current reserves.”

While the text on pages 8 and 36 is not contained within the Critical Accounting Policies disclosure of the Operating and Financial Review and Prospects section, we believe that our disclosure, as described above, is adequate given that the information is present elsewhere in the document. However, for ease of reference for a reader of the 20-F document, we intend to include this information within the Critical Accounting Policies section of our 2005 20-F filing.

b.	The nature and extent of the information received from the cedents related to policies, claims, unearned premiums and loss reserves;

Converium response:

The nature and extent of the information that we receive from our cedents is standard within the insurance industry and therefore we conclude that this does not warrant specific disclosure.

c.	The time lag from when claims are reported to the cedent to when the cedent reports them to the company and whether, how, and to what extent this time lag effects the loss reserve estimate;

Converium response:

Ceding companies report on different time schedules, typically in accordance with those detailed in the reinsurance contract.

We refer you to our response to comment 4(a) above regarding uncertainty inherent in the reserving process as regards the time lag in the reporting of information.

While the text on page 36 is not contained within the Critical Accounting Policies disclosure of the Operating and Financial Review and Prospects section, we believe that our disclosure, as described above, is adequate given that the information is present elsewhere in the document. However, for ease of reference for a reader of the 20-F document, we intend to include this information within the Critical Accounting Policies section of our 2005 20-F filing.

d.	How management uses the information received from the cedents in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;

Converium response:

We use information received from cedents in our determination of assumed loss reserves, however we do not distinguish between business generated directly or through reinsurance intermediaries in our determination, as this is not relevant to the reserving process.

On page 36 of the 2004 20-F filing, within the Business Overview section, we describe this process. “Upon receipt of a notice of claim from a ceding company, we establish a case reserve for the estimated amount of the ultimate settlement. Case reserves are usually based upon the amount of reserves reported by the primary insurance company and may subsequently be supplemented or reduced as deemed necessary by our claims departments. We also establish reserves for loss amounts that have been incurred but not yet reported, including expected development of reported claims.”

In addition, on page 14 of the 2004 20-F filing, within the Risk Factors section, we state the following: “In 2004, approximately 49.0% of our gross premiums written were written through brokers.” However, we generally do not distinguish between business and information received directly from cedents or that received from intermediaries and, therefore, apply the same methodologies for loss reserve estimates, which are appropriate for the respective type of business regardless of its source.

While the text on pages 14 and 36 is not contained within the Critical Accounting Policies disclosure of the Operating and Financial Review and Prospects section, we believe that our disclosure, as described above, is adequate given that the information is present elsewhere in the document. However, for ease of reference for a reader of the 20-F document, we intend to include this information within the Critical Accounting Policies section of our 2005 20-F filing.

e.	The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

Converium response:

At the end of 2004 and 2003, we did not have a backlog which would cause any significant distortion of our reported numbers; therefore we believe that additional disclosure is not necessary.

f.	What process management performs to determine the accuracy and completeness of the information received from the cedents;

Converium response:

Included on page 31 of the 2004 20-F filing, within the Business Overview section, we describe the role of the claims department in its support function for the reserving process.

“In addition to managing reported claims and conferring with ceding companies on claims matters, our claims departments conduct periodic audits of specific claims and the overall claims procedures of our clients at the offices of ceding companies. We rely on our ability to effectively monitor the claims handling and claims reserving practices of ceding companies in order to establish the proper reinsurance premium for reinsurance agreements and to establish proper loss reserves. Moreover, prior to accepting certain risks, our claims departments are often requested by underwriters to conduct pre-underwriting claims audits of prospective ceding companies.

“We attempt to evaluate the ceding company’s claims-handling practices, including the organization of their claims departments, their fact-finding and investigation techniques, their loss notifications, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines. Following these audits, the claims departments provide feedback to the ceding company, including an assessment of the claims operation and, if appropriate, recommendations regarding procedures, processing and personnel.”

While the text on page 31 is not contained within the Critical Accounting Policies disclosure of the Operating and Financial Review and Prospects section, we believe that our disclosure, as described above, is adequate given that the information is present elsewhere in the document. However, for ease of reference for a reader of the 20-F document, we intend to include this information within the Critical Accounting Policies section of our 2005 20-F filing.

g.	How management resolves disputes with cedents, how often disputes occur, and the magnitude of any current, material disputes; and

Converium response:

In the rare instance that we are involved in disputes with cedents, which would typically arise over reinsurance policy coverage, and we can not reach an amicable resolution, we would exercise our rights under the respective reinsurance contract, such as the performance of claims audits or arbitration, and if necessary, litigate. Disclosures relating to our current litigation are contained on pages 94 and 95 of the 2004 20-F filing, within the Legal Proceedings section. Other than as disclosed therein, there are no current, material disputes with cedents.

h.	Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedents.

Converium response:

We use historical loss information in our assessment of existing loss reserves and/or as a means of noticing unusual trends in the information received from the cedents. On page 37 of the 2004 20-F filing, within the Business Overview section, we disclose the following as regards the use of historical information. “These analyses [of estimated loss reserves] were based on, among other things, original pricing analyses as well as our experience with similar lines of business, and historical trends, such as reserving patterns, exposure growth, loss payments, pending levels of unpaid claims and product mix, as well as court decisions and economic conditions.” Additionally on page 36 of the 2004 20-F filing, within the Business Overview section, we state “Our estimates of reserves from reported and unreported losses and related reinsurance recoverable assets are reviewed and updated periodically. Adjustments resulting from this process are reflected in current income. Our analysis relies upon the basic assumption that past experience, adjusted for the effect of current developments and likely trends, is an appropriate basis to estimate our current loss and loss adjustment expense liabilities. Because estimation of loss reserves is an inherently uncertain process, quantitative techniques frequently have to be supplemented by professional and managerial judgment. In addition, trends that have affected development of reserves in the past may not necessarily occur or affect reserve development to the same degree in the future.” It is our policy to review regularly expected paid loss development factors and expected reported loss development factors for each Reserve Equity Cell.

While the text on pages 36 and 37 is not contained within the Critical Accounting Policies disclosure of the Operating and Financial Review and Prospects section, we believe that our disclosure, as described above, is adequate given that the information is present elsewhere in the document. However, for ease of reference for a reader of the 20-F document, we intend to include this information within the Critical Accounting Policies section of our 2005 20-F filing.
Premiums, page 56
5.	We believe your disclosure in Management’s Discussion and Analysis regarding the estimate of assumed premium on your reinsurance business could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Accordingly, please revise the MD&A to include the following information:
a.	Please disclose the assumed premium estimate for each line of business, including the amount of any estimate for commissions and related expenses and the amount included in premium receivable related to the estimate.

Converium response:

On pages 23 and 24 of the 2004 20-F filing, within the Business Overview section, we disclose our gross written premium estimates and underwriting expense ratios by line of business. We do not disclose premiums receivable by line of business as we do not believe such disclosure would provide additional, meaningful information to a reader of the 20-F document. We intend to provide a split of our gross written premium estimate into reported premiums and change in accruals for the calendar year by line of business. In addition, we intend to provide our gross underwriting acquisition cost estimate split into reported acquisition costs and change in accruals for the calendar year by line of business. We intend to supplement our existing disclosures as referred to above, in our 2005 20-F filing, and include such information within the Management's Discussion and Analysis section.

b.	Discuss the key assumptions used to arrive at management’s best estimate of the assumed premium estimate and what specific factors led management to believe this amount reflects management’s best estimate of assumed premiums. In addition include the quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

Converium response:

Gross written premium estimate for our direct and assumed business is derived from estimates provided by our cedent; we basically aim at mirroring the underlying cedent policy writing. As disclosed on page 56 of the 2004 20-F filing, within the Critical Accounting Policies section, “Our premium earned and written estimates are regularly reviewed and enhanced as information is reported to us by our clients and we are able to refine our estimates and assumptions”. Some of our key assumptions include estimated written premium and expected reporting lags.

The written premium accruals account for the impact of the reporting lag between the cedent premium written and cedent reported premium written to us. These estimates are reviewed on a quarterly basis and can be affected by revised estimates provided by our cedents.

While we believe that our disclosure, as described above, is adequate, we intend to include the additional information within the Critical Accounting Policies section of our 2005 20-F filing. However, similar to our response to comment 3(b) above on reserves, for an aggregated portfolio like ours, it would not be meaningful to perform sensitivity analyses on premium estimates.

c.	Disclose, if any provision for doubtful accounts is recorded related to the assumed premium estimate, and if not, why management believes all amounts recorded will be collectible.

Converium response:

We do not establish a provision for doubtful accounts related to our assumed premium estimates. It is our policy to periodically review our written premium estimates and adjust these estimates as new information, including information about the collectibility of an account, becomes available. In accordance with our policy, we record a provision for doubtful accounts in current premiums receivable, which is reflected in our financial statements.
Results of Operations
Year Ended December 31, 2004 Compared to December 31, 2003
Converium Consolidated Losses, Loss Adjustment Expenses and Life Benefits, page 62
6.	It appears that you have significantly revised your estimate of loss reserves recorded in prior years in your Specialty Lines. Please revise Management’s Discussion and Analysis to explain the reason for your change in estimate. Please include the following disclosures:
a.	Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.

b.	Identify the changes on the key assumptions you made to estimate the reserve since the last reporting date.

c.	Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate. In your disclosure clarify what specific events in 2004 caused the significant reserve strengthening that was not known when you recorded similar reserve strengthenings in 2000, 2001, 2002 and 2003.

Converium response:

The following response addresses comments 6(a), 6(b) and 6(c) above.

On page 62 of the 2004 20-F filing, within the Results of Operations section, we describe the revision of loss reserves that occurred during 2004, including the years to which the change relates, the changes in key assumptions and the nature and timing of the change in estimate. “Converium has experienced significant adverse development, predominantly in its US casualty reinsurance lines, for the last several years. Since 2000, Converium has recorded a total of $868.2 million of additional net provisions on prior years’ non-life business (2000: $65.4 million: 2001: $123.6 million; 2002: $148.5 million; 2003: $(31.3) million; and 2004: $562.0 million). During early 2004, Converium announced that reported losses from prior year US casualty business had exceeded expected loss emergence and that the volatility of longer-tail risks was likely to persist for some time. This adverse loss-reporting trend continued and accelerated into mid-2004 and prompted Converium to initiate additional reviews of its US business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. In addition, in order to obtain an external review of our overall reserve position, we commissioned the actuarial consulting firm Tillinghast-Towers Perrin to perform an independent actuarial review of our non-life loss and allocated loss adjustment expense reserves as of June 30, 2004 in respect of the Zurich and New York originated businesses. The outcome of in-depth internal and external reviews performed during 2004, resulted in an aggregate strengthening of prior years’ non-life loss reserves by $562.0 million for the year ended December 31, 2004. This action was taken in response to the continued adverse loss emergence due to increased claims reporting activity from clients relating to US casualty business written from 1997 to 2001 as well as deterioration from European non-proportional motor business written in recent years.”

Additionally on pages 38 through 40 of the 2004 20-F filing, within the Business Overview section, we provide loss reserve development information and a roll-forward of our reserves for losses and loss adjustment expenses for the 2004, 2003 and 2002 years, which displays the beginning balance of loss reserves and the respective movements of the loss reserve balances broken out between current and prior year.

Furthermore on page 62 of the 2004 20-F filing, we describe the offsetting changes in estimates that increase and decrease the loss reserves. “In the Standard Property & Casualty Reinsurance segment, the development of prior years’ reserves of $73.5 million primarily related to adverse developments of General Third Party Liability ($116.3 million), motor liability outside the United States ($91.7 million) and Personal Accident (non-life) ($8.1 million), which was partially offset by positive developments related to Property ($82.1 million) and miscellaneous liability ($60.5 million) that also included the impact of whole account retrocessions. In the Specialty Lines segment, the development of prior years’ reserves of $488.5 million primarily related to adverse developments of the Professional Liability and other Special Liability lines ($449.3 million), particularly excess & surplus lines and umbrella, Workers’ Compensation ($55.3 million), and Engineering ($12.9 million). These adverse developments in the Specialty Lines were partially offset by positive developments related to Aviation & Space ($24.5 million), Agribusiness ($0.7 million), and Credit & Surety ($3.8 million).”

We believe that our current disclosures, as described above, are adequate.

d.	Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

Converium response:

Based on the above, we believe that the aggregate strengthening represents a change in an accounting estimate to be recorded in the period when it occurred. The strengthening was due to adverse loss-reporting trends we identified from the increased claims reporting activity of our cedents in the first half of 2004. These reported losses from our cedents on certain lines of business were in excess of the amounts that were expected as of the balance sheet date. The relevant lines were all long-tail lines; that is lines of business where actual losses only become known over an extended period of time after the loss has occurred.

We believe that it is important for a reader of the 20-F document to understand the risks associated with long-tail lines of business and accordingly state on Page 36 of the 2004 20-F filing, within the Business Overview section, that “The uncertainty inherent in loss estimation is particularly pronounced for long-tail lines such as umbrella, general and professional liability and motor liability, where information, such as required medical treatment and costs for bodily injury claims, will only emerge over time.”

e.	Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

Converium response:

We believe the metrics you refer to above are more in line with those that would be accumulated and analyzed by a personal lines insurer rather than a reinsurer. In the former, claim volumes are more significant and statistically valid, whereas for a pure reinsurer such as Converium, claim volumes are far lower and the type of reporting we receive from cedents often does not include the type of metrics you refer to. As we do not receive this level of information from our cedents, we therefore can not provide this disclosure.

B. Liquidity and Capital Resources, page 78
7.	Please include in MD&A a more robust discussion of the reasonably likely impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. In the disclosure please include a discussion of your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.

Converium response:

The use of asset/liability management, or ALM, is a key tool in managing the liquidity of our business. The ALM process is described on page 110 of the 2004 20-F filing, within the Quantitative and Qualitative Disclosures About Market Risk section. “We principally manage our long-term market risks through a procedure we refer to as asset/liability management, or ALM, through which we seek to understand and manage the dynamic interactions between our assets and liabilities. We utilize and continually develop firm-wide ALM processes and models to manage our aggregate financial risks and the correlation between financial risks and underwriting risks. The primary goal of our ALM procedures is to match, in terms of timing and currency, anticipated claims payments to our cedents with investment income and repayments generated by our investment assets and to improve our understanding of the correlation between financial risks and underwriting risks. Because fixed income securities generally provide more stable investment income than equity securities, the preponderance of our investments are in fixed income instruments. Although our ALM techniques are based on theoretical and empirical models and can lead to incorrect assumptions, we believe that the careful use of these ALM techniques leads to a better understanding of the risks inherent in our assets and liabilities and is therefore an important element of our risk and investment management process. Our principal ALM techniques include cash flow analysis, scenario testing and stochastic modeling.”

Additionally on pages 42, 43, 78 and 79 of the 2004 20-F filing, we discuss our invested asset base, letters of credits, and other types of collateralization of policy liabilities. We believe that this information provides comprehensive disclosures on our position relating to the liquidity of our assets.

While the text on page 110 is not contained within the Liquidity and Capital Resources section, we believe that our disclosure, as described above, is adequate given that the information is present elsewhere in the document. However, for ease of reference for a reader of the 20-F document, we intend to include certain of this information within the Liquidity and Capital Resources section of our 2005 20-F filing. We also intend to expand the disclosures within the Liquidity and Capital Resources section of our 2005 20-F filing to further address some of the additional points you raised above.
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(c) Non-life Reinsurance
Premiums, page F-10
8.	We refer to your disclosure regarding the change in how you determine your premium estimate. Please tell us in greater detail how management determines the premium estimate, and why you believe this is a change in estimate under APB 20. In your response please also tell us how management previously determined the premium estimate.

Converium response:

Management uses information provided by the ceding companies as the initial basis for determining its premium accrual estimates and then further refines it based on known trends within the industry and the book of business.

As disclosed on page F-10 of our 2004 20-F filing, “Our premium earned and written estimates are regularly reviewed and enhanced as information is reported to us by our clients and we are able to refine our estimates and assumptions. Our estimation procedures are also affected by the timeliness and comprehensiveness of the information our clients provide to us. During the course of 2004 Converium implemented enhanced procedures for establishing premium estimates.” The change that occurred during 2004 was a change in the period after the expiration of the underlying direct policy used for the premium accrual process from four years to two years. This change represented an enhancement of our existing estimation procedures reflecting further information available in 2004 which indicated that recent trends showed a need to reduce the necessary accrual estimation period, and therefore, qualified as a change in accounting estimate in 2004 in accordance with APB 20. The financial impact of this enhancement of our existing procedures is disclosed on page F-25 of the consolidated financial statements in the 2004 20-F filing, within the Operating Results section.

As requested, on Converium Holding AG’s behalf, I hereby acknowledge that:
(a)	Converium Holding AG is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

(b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

(c)	Converium Holding AG may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any comments or queries on this matter please do not hesitate to contact me on +41 44 639 96 69.
Yours sincerely,
Andreas Zdrenyk
Chief Financial Officer, Converium Holding AG
cc:Joel Parker
     Joseph Roesler